SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

KAI SUN

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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June 10, 2022

VIA EDGAR

Ms. Susan Block

Mr. John Stickel

Mr. John Spitz

Mr. Ben Phippen

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	AMTD Digital Inc. (CIK No. 0001809691)

Registration Statement on Form F-1 (Registration No. 333-256322)

Dear Ms. Block, Mr. Stickel, Mr. Spitz, and Mr. Phippen,

On behalf of our client, AMTD Digital Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 3, 2022 on the Company’s Amendment No. 12 to registration statement on Form F-1 filed on April 29, 2022 (the “Staff Letter”). Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 13 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission.

U.S. Securities and Exchange Commission

June 10, 2022

The Company respectfully advises the Staff that the Company, together with the underwriters, plans to file the joint acceleration requests as soon as the Staff’s comments are cleared. The Company would appreciate the Staff’s continued assistance to help the Company meet its goal.

Comments in the Staff Letter

The Staff’s comments from the Staff Letter are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Registration Statement where the language addressing each of the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 12 to Registration Statement of Form F-1

Prospectus Summary

Corporate History and Structure, page 6

1.

We note your disclosure that on February 23, 2022, AMTD IDEA Group, a company dual-listed on both the NYSE and SGX-ST and controlled by AMTD Group Company Limited, your Controlling Shareholder, acquired a majority stake in you. And as a result, you disclose AMTD IDEA Group owns 97.1% of your issued and outstanding shares, and 99.9% of your total voting power. We also note your disclosure in footnote (iv) on page F-72 that on February 23, 2022, AMTD IDEA Group converted 41,448,000 of your Class A ordinary shares to Class B ordinary shares. Please reconcile this with the disclosure on your cover page and pages 6, 52, 70 and 199 that Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Also, please explain how this conversion was permissible based on page 8 of your Articles of Association which also states that Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Please include AMTD IDEA Group and your Controlling Shareholder in the corporate structure diagram shown on page 7. Please also include a second diagram illustrating AMTD Digital Inc.’s corporate structure following the offering, including public shareholders, AMTD IDEA Group and your Controlling Shareholder, including percentage holdings. Please similarly revise at page 73.

The Company respectfully advises the Staff that, instead of a conversion, the 41,448,000 Class A ordinary shares of the Company held by AMTD IDEA Group were returned and canceled, with 41,448,000 Class B ordinary shares newly issued by the Company to AMTD IDEA Group. As such, the Company has revised the disclosure on pages 17, 200, 203, 212, and F-72 to clarify. The Company also revised the disclosure on pages 7, 8, 76, and 77 of the Registration Statement in response to the Staff’s comments on the corporate structure diagram.

U.S. Securities and Exchange Commission

June 10, 2022

2.

We note that AMTD IDEA Group is listed on the conclusive list of issuers identified as subject to the requirements under the Holding Foreign Companies Accountable Act, available on our website. Please disclose this and the consequences to AMTD IDEA Group from being on this list, such as it could ultimately cause AMTD IDEA Group to be delisted from the NYSE or prohibited from being traded over-the-counter in the future under the HFCAA and the company may be required to satisfy certain additional disclosure requirements in its annual reports. Further, we note your auditor is listed on PCAOB’s determination list as an auditor that the PCAOB cannot currently inspect. Please disclose that, without utilizing an auditor that the PCAOB can inspect, you will also eventually be on the provisional/conclusive lists and subject to the HFCAA. Please also discuss the consequences to you of being on those lists, such as you may be delisted from the NYSE or prohibited from being traded over-the-counter in the future under the HFCAA and you may be required to satisfy additional disclosure requirements in your annual reports.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 24–25 of the Registration Statement.

Permissions Required from the PRC Authorities for Our Operations, page 9

3.

We note your response to our prior comment 2 and your disclosure that you are not required to obtain any permission from PRC authorities to operate and issue your ADSs to foreign investors as of the date of this prospectus, including permissions from the CSRC or CAC. Please explain how you determined that the permissions were not required. If you relied on the advice of counsel, please name the counsel and provide the consent. If you did not consult counsel, please explain why.

The Company respectfully advises the Staff that the determination that the permissions were not required is based on that (i) the Company does not have any material operation or maintain any office or personnel in Mainland China as of the date hereof, (ii) the Company has not collected, stored, or managed any personal information in Mainland China, and (iii) the Company plans to emphasize Southeast Asia as its core future area of growth, and the Company has discussed with Han Kun Law Offices, its PRC counsel, on the requirement to obtain any permission from PRC authorities to operate and issue ADSs to foreign investors. The determination is based on the advice of Han Kun Law Offices, whose consent is filed as Exhibit 23.5 to the Registration Statement. In response to the Staff’s comment, the Company has also revised the disclosure on pages 10, 12 and 28 of the Registration Statement to indicate such advice of counsel.

U.S. Securities and Exchange Commission

June 10, 2022

Conventions That Apply to This Prospectus, page 14

4.

Please refer to the fourth bullet point, which includes a definition for China and the PRC. Please revise your disclosure to remove the exclusion of Hong Kong and Macau from the definition of China and the PRC.

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Registration Statement.

Enforcement of Civil Liabilities, page 68

5.

To the extent any of your officers or directors are in Hong Kong or China, please add a separately captioned enforceability of civil liabilities section, risk factor and summary risk factor disclosure addressing:

•	an investor’s ability to effect service of process within the United States on directors and officers in China or Hong Kong;

•

an investor’s ability to enforce judgments obtained in U.S. courts against such directors and officers based on the civil liability provisions of the U.S. federal securities laws; an investor’s ability to enforce in China or Hong Kong judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws; and

•	an investor’s ability to bring an original action in a court in China or Hong Kong to enforce liabilities against directors and officers based on the U.S. federal securities laws.

If your disclosure is based on an opinion of counsel, name counsel in the prospectus and file as an exhibit counsel’s consent to be named and the use of its opinion.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12–13, 59, 71, and 72 of the Registration Statement. The Company also respectfully advises that the counsels providing opinions with respect to enforceability of civil liabilities under the laws of Cayman Islands, Singapore, and Hong Kong are named on pages 71 and 72 of the Registration Statement, and their opinions were filed as Exhibit 5.1, 99.2, and 99.3 of the Registration Statement.

Principal Shareholders, page 195

6.

Please identify the natural persons who have voting or dispositive power with respect to the shares held by AMTD Group Limited and AMTD Idea Group. Please also clarify what footnotes 4 and 6 are referring to.

U.S. Securities and Exchange Commission

June 10, 2022

In response to the Staff’s comment, the Company has revised the disclosure on pages 199–200 of the Registration Statement.

General

7.

Please confirm that in your Exchange Act filings you will provide disclosure highlighting the risks associated with investing in companies that are based in China or Hong Kong as well as the other issues addressed in the Sample Letter to China-Based Companies located on our website at https://www.sec.gov/corpfin/sample-letter-china-based-companies.

The Company respectfully confirms that it will provide the referenced disclosure in its future Exchange Act filings once it becomes a public company subject to the Exchange Act reporting obligation.

*        *        *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

Enclosures

cc:	Frederic Lau, Director and President, AMTD Digital Inc.

Mark Chi Hang Lo, Chief Executive Officer, AMTD Digital Inc.

Xavier Ho Sum Zee, Chief Financial Officer, AMTD Digital Inc.

Brian V. Breheny, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP